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Exhibit 99.(a)(6)

14 June 2006

PROPOSED RETURN OF CAPITAL

On 30 May 2006, Vodafone announced a special distribution of approximately £9 billion (the "Return of Capital"). This equates to 15 pence per ordinary share.

Subject to shareholder approval at an Extraordinary General Meeting to be held on 25 July 2006, the method of distribution will be in the form of a B share arrangement which will give certain shareholders a choice as to when and in what form they receive their proceeds from the Return of Capital.

Vodafone announces today that it has commenced mailing the circular to shareholders, containing full details of the B share arrangement and the share consolidation. As part of the Return of Capital there will be a share consolidation, whereby ordinary shareholders will receive 7 new ordinary shares and 8 B shares of 15p each in place of every 8 existing shares they own on the record date, 28 July 2006*. The share consolidation is expected to take effect on 31 July 2006. The intention of the share consolidation is to try to make sure that the market price of each new share and new ADR immediately after the share consolidation will be approximately the same as the market price of each existing share and existing ADR immediately before the share consolidation.

It is anticipated that the proceeds from the Return of Capital will be despatched to holders of ordinary shares on 11 August 2006 and to holders of ADRs on or shortly after 16 August 2006.

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For further information:

Vodafone Group
Investor Relations	Media Relations
Tel: +44 (0) 1635 664447	Tel: +44 (0) 1635 664444

Important Information:

Vodafone filed a Tender Offer Statement on Schedule TO (the "Schedule TO") dated 13 June 2006 containing the Circular, the Election Form and other related documentation with the Securities and Exchange Commission (the "SEC"). Free copies of the Schedule TO and the other related documents filed by Vodafone in connection with the Return of Capital will be available from the date of this announcement from the SEC's website at www.sec.gov.

* Holders of American Depositary Receipts ("ADR") of Vodafone (which comprise 10 existing ordinary shares) will receive 7 new ADRs and 80 B shares for every 8 ADRs they hold on the record date as part of the Return of Capital.

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  Exhibit 99.(a)(6)